Applied Bioplastics Corp

Regulation Crowdfunding Form C-AR

Table of Contents

Table of Contents   **1**

    The Business   6

    Risk Factors   9

    Securities of the Company   22

    Financial Condition of the Company   29

    Additional Information   32

Appendix 1 - Important Information About the Crowdfunding Process   **33**

    Delivering Securities to Investors   33

    Remuneration for Raise Green   33

    Investing Process   33

Appendix 2 - Financial Statements   **38**

    Balance Sheet   38

    Income Statement   39

    Notes to Financial StatementsNATURE OF OPERATIONS   41

Appendix 3 - Subscription Agreement   **44**

Appendix 4 - Offering Page   **55**

Appendix 5 - Testing the Waters Materials   **9**

Name of Company [1]

Applied Bioplastics Corp. ("the Company," "the Issuer")

Address: 1503 E 13th St Unit A, Austin, TX 78702

Website: www.appliedbioplastics.com

Number of Employees: 20

State of Jurisdiction: Delaware

Date of Inception: 13 June 2019

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,

2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

5A4531728EAB4FB...

Colin Ardern
President and COO, Applied Bioplastics Corp

DocuSigned by:

Alex Blum

D41E55954C7A445...

Alex Blum

CEO

Directors [4]

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Colin Ardern	President and COO	13 June 2019 to present	President and COO, Applied Bioplastics Corp.

Other Position 1 at Issuer		Period of time	
Chief Executive Officer		13 June 2019 to 15 Nov 2022	

Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Applied Bioplastics Corp.	Chief Executive Officer	Sustainable materials development	13 June 2019 to 15 Nov 2022

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Alex Blum	Chief Executive Officer	13 June 2019 to present	Chief Executive Officer, Applied Bioplastics Corp.

Other Position 1 at Issuer	Period of time
Chief Impact Officer	13 June 2019 to 15 Nov 2022
Business Experience in the Past Three Years			

Employer	Title	Principal Business of the Employer	Dates
Applied Bioplastics Corp.	Chief Impact Officer	Sustainable materials development	13 June 2019 to 15 Nov 2022

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Colin Ardern	President and COO	13 June 2019 to present	President and COO	Applied Bioplastics Corp.
Other Position 1 at Issuer		**Period of time**		
Chief Executive Officer		13 June 2019 to 15 Nov 2022		
Business Experience in the Past Three Years				

Employer	Title	Principal Business of the Employer		Dates
Applied Bioplastics Corp.	Chief Executive Officer	Sustainable materials development		13 June 2019 to 15 Nov 2022
Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**

Alex Blum	Chief Executive Officer	15 Nov 2022 to present	Chief Executive Officer	Applied Bioplastics Corp.
Other Position 1 at Issuer		**Period of time**		
Chief Impact Officer		13 June 2019 to 15 Nov 2022		
Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
Applied Bioplastics Corp.	Chief Impact Officer	Sustainable materials development		13 June 2019 to 15 Nov 2022

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of December 31,2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder	**Number and Class of securities Now Held**	**% of Voting Power Prior to Security Offering**
Colin Ardern	4,000,000 Class F	43%
Alex Blum	4,000,000 Class F	43%

The Business

Description of Business [7]

Applied Bioplastics Corp. is a Delaware C-corporation formed in June 2019.

The Company decarbonizes durable plastics by using plant fibers to reduce petrochemicals used in multiple classes of polymer and composite materials.

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Through internal and third-party testing, the Company has demonstrated that the Applied Bioplastics material's mechanical properties and processing requirements match the material it replaces. Customer trials further validate these traits. Importantly, internal analysis of the cost to produce the Company's feedstock validate the Company's ability to offer its materials at price parity with the incumbent feedstocks.

Business Summary: We have proven how to use plant fibers to reduce petrochemicals used in multiple classes of polymer materials. Harvesting fibrous plants and producing plant fiber-based plastic alternatives sequesters CO_2 while creating mechanically superior products. By developing novel research, we are producing commercially viable plant-based plastic alternatives and sustainable materials that improve the health of our planet and offer solutions to planet-harming petroleum-based plastics. The Company's products have the potential to transform materials technology and the plastics industry by providing a means for manufacturers to reduce their carbon footprint with minimal effort.

The Company has two products ready to market: a pelletized biothermoplastic feedstock and a biothermoset resin building material. The initial objective is to reduce the amount of petrochemical content in essential polymer-based materials. We believe that success will feed research and disruption in other economic sectors.

Current TAM: According to this article "Polypropylene Market to Reach USD 155.57 Billion By 2026" from Globe Newswire, August 1, 2019 (http://www.plastemart.com/plastictechnical-articles/global-polypropylene-market-is-expected-to-cro ss-us$124-bln-in2019/2072), the polypropylene market alone will exceed $155b in 2026. While polypropylene is 23% of the total plastics market, we see opportunities for other polymers that expands the TAM further.

Other revenue streams: We have three sales channels:

- Direct
  Bulk sales to feedstock consumers (e.g. injection molding vendors) or to their controlling customers (object fabricators or brand manufacturers). Working within the Company's own supply chain of vendors and in-house facilities, the Company produces the feedstock and sells it to these consumers.

- Partner
  Through licensing and supply agreements, the Company enables partners to produce its feedstock and sell it to the partners' customers. Appropriate license fees and royalties are used to compensate the Company for these arrangements.
- Distributor

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To extend the Company's sales reach, especially to smaller feedstock consumers, the Company is negotiating with distributor/broker firms to include its products in the distributors' catalog. Sales through this channel will be fulfilled using the Company's supply chain of vendors and in-house facilities, with a small royalty paid to the distributor to compensate for the sales function performed.

Target markets: We are targeting the global polypropylene market currently serviced by pure petrochemical polymers produced by major feedstock producers such as BASF, Dow Chemical, SABIC, and Chevron. To generate demand, we are approaching eco-conscious brand manufacturers that consume the feedstock but want to reduce their carbon footprint while also offering our material to injection molders producing objects for the brand manufacturers.

Potential market share in 1 and 5 years: We anticipate market share of 0.01% in 2024, growing to 1.1% by 2026.

Customer problem: Brand manufacturers are facing pressure from shareholders, customers, and (eventually) regulators to reduce the carbon footprint of their products and their operations. Those brands that demonstrably improve their carbon footprint realize a competitive advantage as their customers become more demanding of eco-friendly products.

The injection molders that service brand manufacturers want to produce quality items at low cost. To differentiate themselves, injection molders seek to establish themselves as accomplished in emerging materials that their competitors have not adopted.

Solution: Our solution is to provide plant fiber-based co-feedstocks to blend with polypropylene to create material that significantly reduces the carbon footprint of durable products. Doing this at price parity and minimal switching costs makes the solution obvious and easy. Furthermore, these blends meet the mechanical properties needed for the applications.

Because our co-feedstocks act as a polymer enhancement, the blends produced have better characteristics than typical bio-based co-feedstocks that are used as fillers. Plant fibers become part of the polymer matrix rather than merely taking up space.

Competition: While there are many companies endeavoring to commercialize academic research into biopolymers, most are working on other types of plastic that are single-use with short usage time.

Applied Bioplastics Corp. applauds those efforts and hopes that they reach commercial scale with viable economics soon. In contrast, the Company focuses on durable polypropylene applications. Polypropylene in general makes up the largest portion of the plastics market yet has been ignored by the circular economy/biodegradable plastics efforts. The Company's technology is ideally suited for this segment and makes use of the long usage times and slow degradation half-lives to lock away CO_2 for decades.

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The Company sees a few attempts at biopolypropylene but the Company expects they are expensive and mechanically inferior to the incumbent products; thus not suitable for widespread adoption. These other approaches either mix biomaterial into polymer resin without modification - which dramatically weakens the resulting blend - or attempt to convert cellulose directly into a plastic using a totally new and expensive to build process.

The Company uses a combination of plant fiber preparation and processing techniques to create its feedstock. By optimizing to compete on price and performance as a drop-in replacement, adoption is easy.

Applied Bioplastics Corp. recognizes these types of competitors:

- Traditional Plastics Producers - The Company's material has a noticeably smaller CO2 footprint while maintaining price parity, offering similar properties, and not requiring process changes. Examples of these producers are the major and supermajor oil companies such as Total, Dow, LG, Borealis, and Sumitomo.
- Engineered Bioplastics Producers - Due to the production costs for these materials, these producers focus on niche applications that can command significant price premiums over commodity plastics. Furthermore, their production processes are unique and difficult to scale to the volumes we are targeting. Examples of such producers include:
  Origin Materials - www.originmaterials.com
  Mango Materials - www.mangomaterials.com
  Full Cycle Bioplastics - www.fullcyclebioplastics.com

Other revenue streams: Our platform technology for integrating plant fiber with petrochemical feedstock is applicable across various classes of polymers. We started with polypropylene blends and have already assessed the feasibility of producing PVC, ABS, and HDPE blends.

Go to market strategy and sales strategy: We target global brands that have committed to making substantial progress in reducing their carbon footprint. We seek out the product owners and designers that determine what materials are used in their products, offering them a better alternative that helps them meet their corporate goals and adds brand value for their customers. Since such enterprise sales have long cycles, we are also approaching injection molders who produce items and help their clients design their products. By offering a better alternative to their clients, these injection molders attract more interest and create demand for our material.

See Appendix 4. The Offering Page for more information.

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Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Applied Bioplastics Corp. is the parent company and issuing company based in the US. We have two foreign subsidiaries in India (Applied Bioplastics India Pvt Ltd) and Bangladesh (Applied Bioplastics Ltd) which support our employees and operations in those countries. Investment in Applied Bioplastics Corp. will be applied across all three entities to further our mission and deliver on the use of funds described in the Use of Proceeds [10] section below.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Demand

Slow Customer Acquisition

The Company's growth depends in part on its ability to attract new customers and acquire additional customers, as well as to increase sales of additional solutions to existing customers. The rate at which new and existing customers purchase solutions depends on a number of factors, including customers' perceived need for our technology and solutions, general economic conditions, and the Company's ability to compete effectively with its competitors. The Company may also be forced to engage in sophisticated and costly marketing efforts, which may not result in additional sales. The durable plastics industry is notoriously slow to change due to the lack of

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compelling alternatives that support or improve the economics of the business. There is a risk that the Company will not acquire customers quickly enough to support the growth assumptions in the financial projections included in this offering. This would cause higher costs and may necessitate additional investment to achieve growth over a longer period of time, and may adversely affect the Company's business, operating results and financial condition.

<u>Dispersed Customers</u>

Applied Bioplastics Corp. uses a distributed manufacturing model to minimize the CO_2 emissions of its production process. It seeks to locate plant fiber treatment relatively close to where the plant fiber is grown yet also close to where the plant fiber is blended (compounded) into thermoplastic. The economics of this model depend upon a sufficient nexus of customer demand. If customers are dispersed widely with low demanded volume, the Company would be forced to fulfill orders across longer distances, narrowing the unit margin of the product as well as increasing its CO_2 footprint. The risk is that these impacts are so severe that the Company must decline sales.

<u>Competition</u>

There is the threat of competition, as it is possible that other biobased material companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

<u>Feedstock Volatility</u>

Applied Bioplastics requires petrochemicals and plant fiber to blend its products. Both are subject to market forces that affect price and availability. There is a risk that these supplies are not available or are very costly when and where needed, which would impact the Company's ability to deliver and thus reduce its reputation with buyers.

The Company manufacturing facilities is planned to be international. Specifically, India and Bangladesh. Geopolitical risk, foreign currency exchange rates, among other items may increase the risk of delays in production.

Production

<u>Lead Time for Facilities</u>

The Company's blends are currently produced using vendors in India. As demand increases, the Company can continue to use vendors, although the margins will be reduced and the vendors' availability is beyond the Company's control. Building facilities to move some of the production

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in-house takes several months and must be justified by sufficient demand. The risk is that rapid increases in demand drive narrower than expected margins due to higher reliance on vendors than the Company would prefer. This would lower the growth rates assumed in the Company's projections.

Financial

Availability of Project Financing / Leasing for Facility Construction

The Company's business plan includes the construction of facilities for treating plant fiber. The costs of each facility is amortized into the cost of goods and services for the treated plant fiber. This is predicated on the use of project financing and/or leasing to support the amortization of capital expense. The risk is that such financing or leasing is not available at sufficiently attractive costs, requiring that the building of such facilities be delayed until sufficient profit (or additional investment) is available. This would lower the growth rates reflected in the Company's projections.

Availability of Affordable Accounts Receivable Factoring Lending

The Company's projections anticipate net 60 day payments on invoices. As the volume of sales increases, the size of Accounts Receivable grows quickly. The Company expects to use factoring lending to manage the Accounts Receivable balance. There is a risk that the Company cannot arrange affordable factoring lending which would impact the ability of the Company to service additional growth. Profits can be redirected to offset this impact somewhat. The overall impact would be slower growth than shown in the Company's projections.

History of Losses

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

Regulatory

Manufacturing Regulations

Over time, the Company will be deploying manufacturing facilities to prepare and treat plant fiber while lowering unit costs for its feedstock. These small industrial facilities will be subject to

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local, state, and country regulations and permitting. While the Company tries to anticipate the timeline to receive permits and comply with regulations, the Company does not control the speed in which permission to build and operate is granted. The risk is that anticipated demand cannot be serviced locally, requiring fulfillment from other facilities. The costs of that fulfillment will factor into the pricing and availability of the Company's products and impact the financial projections.

<u>Tax Regulations</u>

The Company has not assumed any tax incentives in its plan. It does not rely on carbon credits to achieve market advantage. However, competition may use such incentives to gain advantage. The risk is that the Company loses (or does not secure) market share until it can match the tax behavior of its competition.

<u>Legal</u>

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative, and investing in a SAFE is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Limited operating history

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2019 has limited operational history. The Company has not secured its first recurring purchase order for production use of its products yet. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Nascent Industry

The biocomposites industry has not matured. There is also limited proof of the business model with no certainty of the number or persistence of consumers interested in purchasing biocomposite material made with Applied Bioplastics Corp.'s technology. Applied Bioplastics Corp.'s growth relies on continuing to attract new customers.

Investment In Personnel

The Investment in a SAFE is also an investment in the founders or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Each of Colin Ardern and Alex Blum, directors of the Company, hold substantial equity interests in the Company and their interests may be different from those of the Investors.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense. The Company competes with many larger and better funded organizations both inside and outside of its industry for skilled personnel, and the Company may be unable to compete with the compensation and other benefits that these organizations offer to attract candidates and retain existing personnel.

Product Development in Emerging Markets

The Company conducts product development and marketing activities in Bangladesh and India as well as in the United States. All intellectual property developed through these activities is documented and stored in the United States. However, since intellectual property law in Bangladesh and India is not as stringent nor enforced as the United States, there is a low risk that portions of the Company's intellectual property may be stolen and used by third parties to create competitive offerings. The Company considers this risk, should it emerge, to have minor impact. Any third party with the wherewithal to materially impact the Company's opportunity would have a presence in the United States and would be subject to enforcement of United States intellectual property law.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. Any additional funds raised may provide for rights, preferences or privileges senior to the SAFE. In addition, the terms could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

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General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

Investment is not a Diversified Investment

The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, there is no public market for this SAFE and you cannot expect one to develop. An Investor may have to locate an interested buyer if such Investor does seek to resell a SAFE and must obtain Company written approval.

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Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of SAFEs Will Limit the Ability of Purchasers to Transfer their Interests

SAFEs offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the SAFEs may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available.

No Public Market

There is no public market for, and the investor may be unable to sell, the SAFEs. The Company's offer and sale of the SAFEs will not be registered under the Securities Act or under any state securities laws. No transfer of the SAFEs may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Those costs can be prohibitive.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity if the company raises an equity financing, dissolves, or conducts a liquidity event, initial public offering, or direct listing, and the SAFE is still outstanding. If that does not happen you could own your SAFE indefinitely. There is no guarantee that future financings will not impact the SAFE holders in this raise. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a liquidity event, initial public offering or direct listing occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

<u>No Voting Rights</u>

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests and, unless the SAFE converts into equity of the Company, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

<u>Investors will not be entitled to any inspection or information rights other than those required by law.</u>

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

<u>Event of Default or Sale of the Company</u>

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

<u>Insufficient liquidity</u>

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot

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be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, , the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs, and such price has been set arbitrarily. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third party has purchased a SAFE on such terms from the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell, the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available.

As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if the SAFEs are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Company's Business.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Risks Related to Minority Ownership Factors [22]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

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Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. If the proceeds of a Company sale or other liquidity event do not exceed indebtedness owed by the Company, or the Company's creditor claims, if applicable, then such Company sale or liquidity event may result in a complete loss of your investment. Alternatively, a sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Testing the Waters [11(a)]

The Company has made use of written communication or broadcast script to test the waters. They are included in Appendix 5.

Delivery of Securities [11(b)]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

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If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights? The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Applied Bioplastics Corp. Summary Capitalization Table
As of 2024-03-31

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Cash Raised
Common Stock classes				
Class A Common Stock	30,000,000	453,688	453,688	$0.00
Class F Common Stock	8,327,649	8,327,649	8,327,649	$0.00

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Convertibles	
SAFE	$2,283,018.76
CONVERTIBLE DEBT	$0.00
CONVERTIBLE NOTE	$0.00
Total Convertibles Issued	$2,283,018.76
Applied Bioplastics 2019 Stock Incentive Plan (Class A)	
Options and RSU's issued and outstanding	113,798
Shares available for issuance under the plan	426,316
Applied Bioplastics 2019 Stock Incentive Plan (Class F)	
Options and RSU's issued and outstanding	0
Shares available for issuance under the plan	0
Totals	$2,283,018.76

Limitation and Dilution of Rights [18]

The SAFE holders are not entitled to vote on any matters of the Company.

Investors may not have the right to vote upon matters of the Company even if and when their SAFE securities are converted into SAFE Preferred Stock (the occurrence of which cannot be guaranteed). Depending upon the terms of such conversion, the SAFE Preferred Stock may have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the equity security holders may be required to enter into a proxy agreement with the Intermediary to vote their equity securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. In the event that the Company needs for some reason to propose modifications to the SAFE terms or decides to offer an additional investment opportunity to SAFE holders, these changes may require future actions by SAFE holders to decide how to proceed.

Other Differences Among Classes of Securities [19]

All SAFEs listed in Other Exempt Offerings [25] have a discount rate of 85%. As noted, some have no valuation cap (UNCAPPED) or a valuation cap ($6M, $8M, $10M, $12.5, $15). Otherwise, these securities have the same terms.

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All Demand Notes listed above are debt securities that accrue interest annually at 5% and are payable on-demand by the Holder.

Each class of security authorized and/or issued by the Company has different rights and/or preferences. The SAFEs are senior or pari passu to outstanding equity securities of the Company, but junior to any outstanding indebtedness and creditor claims of the Company. If the SAFEs convert into equity securities of the Company pursuant to their terms, then such equity securities may be junior to any SAFEs or other convertible instruments issued by the Company in the future. In addition, prior to conversion of the SAFEs pursuant to their terms, the SAFEs do not provide the SAFE holders with any right to receive any distributions or dividends from the Company's profits.

Rights of Principal Shareholders [20]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations. SAFE holders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into the same type of preferred equity interests issued in such financing (with appropriate adjustment for the original issue price and liquidation preference of such interests) at a price per security equal to the lesser of the price implied by (i) a $20,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a fifteen percent discount to the price per security paid by investors in such equity financing. The Company has not conducted a third-party valuation in connection with the Offering,

In the future, the Company will retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

Outstanding Indebtedness [24]

The Company has the following outstanding material debts as of December 31st, 2023.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$137,801.56	5%	Due and payable on demand	Colin Ardern, payable on demand
$70,000	5%	Due and payable on demand	Alexander Blum, payable on demand
$103,065.85			Deferred legal fees – WilmerHale

Other Exempt Offerings [25]

The Company has conducted the following exempt offerings within the past three years.

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The Company issued the below securities on the specified dates in reliance on the Regulation D exemptions afforded under Section 4(a)(2) of the Securities Act.

	Applied Bioplastics Corp. Detailed Capitalization Table As of 2024-03-31		
Round	Date Of Investment	Investment Amount	Share Type
SAFE UNCAPPED	9/28/2020	$50,000	PREFERRED
SAFE UNCAPPED	10/28/2020	$25,000	PREFERRED
SAFE UNCAPPED	12/12/2020	$25,000	PREFERRED
SAFE UNCAPPED	2/11/2021	$10,000	PREFERRED
SAFE UNCAPPED	3/12/2021	$20,000	PREFERRED
SAFE UNCAPPED	3/22/2021	$25,000	PREFERRED
SAFE UNCAPPED	4/16/2021	$12,500	PREFERRED
SAFE UNCAPPED	4/23/2021	$40,000	PREFERRED
SAFE $ 6M	8/12/2021	$10,000	PREFERRED
SAFE $ 6M	8/20/2021	$10,000	PREFERRED
SAFE $ 6M	8/25/2021	$15,000	PREFERRED
SAFE $ 6M	8/26/2021	$15,000	PREFERRED
SAFE $ 6M	8/30/2021	$50,000	PREFERRED
SAFE $ 6M	8/31/2021	$50,000	PREFERRED
SAFE $ 6M	9/20/2021	$100,000	PREFERRED
SAFE $ 8M	12/15/2021	$120,000	PREFERRED
SAFE $ 10M	1/15/2022	$100,000	PREFERRED
SAFE $ 10M	4/28/2022	$50,000	PREFERRED
SAFE $ 10M	6/15/2022	$131,229	PREFERRED
SAFE $ 10M	6/17/2022	$100,000	PREFERRED
SAFE $ 10M	9/13/2022	$50,000	PREFERRED
SAFE $ 10M	11/4/2022	$30,000	PREFERRED
SAFE $ 10M	11/10/2022	$32,495	PREFERRED
SAFE $ 10M	11/11/2022	$27,000	PREFERRED
SAFE $ 10M	11/28/2022	$60,000	PREFERRED
SAFE $ 10M	12/16/2022	$56,465	PREFERRED
SAFE $ 10M	2/13/2023	$15,000	PREFERRED
SAFE $ 15M	3/24/2023	$200,000	PREFERRED
SAFE $ 15M	4/5/2023	$25,000	PREFERRED
SAFE $ 12.5M	4/17/2023	$400,000	PREFERRED
SAFE $ 15M	5/11/2023	$100,000	PREFERRED
SAFE $ 20M	5/26/2023	$32,000	PREFERRED
SAFE $ 15M	8/23/2023	$15,000	PREFERRED
SAFE $ 15M	10/27/2023	$25,000	PREFERRED

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SAFE $ 12.5M	11/15/2023	$50,000	PREFERRED
SAFE $ 10M	12/22/2023	$37,500	PREFERRED
SAFE $ 15M	1/22/2024	$43,830	PREFERRED
SAFE $ 10M	1/24/2024	$25,000	PREFERRED
SAFE $ 15M	3/26/2024	$100,000	PREFERRED

The value listed with a round is the valuation cap used for that SAFE note.

Related Party Transactions [26]

In 2023, 2021, and 2020, the Company entered into five Demand promissory notes with co-founder and one of the major shareholders, Colin Ardern in the aggregate amount of $137,802. The Notes bear an interest rate of 5%. Principal, accrued, and unpaid interest shall be due and payable on demand made by the holder. As of December 31, 2023, the outstanding principal balance of the notes is $137,802. The notes have been classified as current.

In 2023, the Company entered into two Demand promissory notes with co-founder and one of the major shareholders, Alexander Blum in the aggregate amount of $80,000. The Notes bear an interest rate of 5%. Principal, accrued, and unpaid interest shall be due and payable on demand made by the holder. As of December 31, 2023, the outstanding principal balance of the notes is $57,500. The notes have been classified as current.

In the past, the Company financed the business operation of its wholly owned Bangladesh subsidiary Applied Bioplastics Limited through equity injection. As of December 31, 2022, December 31, 2021, and December 31, 2020, equity investment into this foreign legal entity is $236,890, $171,000, and $84,000, respectively. As of December 31, 2023 the equity investment has risen to $335,175.29.

In the past, the Company financed the business operation of its wholly owned Indian subsidiary Applied Bioplastics India Private Limited through product development charges. As of December 31, 2022 and December 31, 2021, product development charges to this foreign legal entity were $40,500 and $0, respectively. As of December 31, 2023 the product development charges had risen to $165,524.01.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN

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SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company, which was organized in 2019 has limited operational history. The Company has still not secured its first recurring purchase order for production use of its products yet.

Current Condition and Historical Results [28]

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

As of March 31st, 2024, Applied Bioplastics Corp. held current assets of $105,351 split between Accounts Receivable ($0), cash ($103,737), and prepaid expenses ($1,613).

How fast will the Company use its current cash resources?

Currently, the Company is spending about $45K per month, which is adjusted monthly according to revenue received and additional investments collected.

How will funds from this raise affect your liquidity position?

The funds from this raise will be devoted to accelerating revenue generation and will not be held back to improve the Company's liquidity position. Therefore, the raise will not affect liquidity.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

As of March 31st, 2024, Applied Bioplastics Corp. held cash assets of $103,737.

As revenue flow is demonstrated, the Company expects Seed round investment to begin that will cover additional spending prior to becoming a projected cash positive in late 2024. Delays in revenue flow or in investor commitments will result in further investments arriving later, thus impacting the Company's ability to grow as fast as projected.

Is the Company dependent on the capital resources described above?

Yes, the current assets and future investment are necessary to support the growth that the Company is projecting.

Financial Statements and Operation Discussion (as of March 31st, 2024)

	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023	1Q 2024
Total Assets:	$36,915	$137,878	$436,487	$417,842	$436,303	$496,718
Cash & Cash Equivalents:	$36,915	$53,878	$191,296	$103,717	$51,603	$103,737
Accounts Receivable:	$-	$-	$5,500	$7,871	$142	$-
Short-term Debt:	$-	$-	$2,417	$3,444	$37,376	$37,431
Long-term Debt:	$30,715	$89,494	$93,869	$214,420	$231,942	$220,264
Revenues/Sal es:	$-	$9,138	$9,581	$7,871	$4,096	$-
Cost of Goods Sold:	$-	$1,323	$-	$7,819	$1,627	$-
Taxes Paid:	$-	$-	$-	$-	$268	$-
Net Income:	$(77,022)	$(77,746)	$(278,832)	$(702,411)	$(977,363)	$(121,792)
# Employees	3	8	13	20	20	20

As commodity plastics prices continued to be weak in 2023 with global concerns regarding inflation and recession, object manufacturers were reluctant to commit to changing the materials they were using. This was despite the growing consumer interest in products with better sustainability.

The company's sales team in India continued to prospect for customers with minor success. Object manufacturers were willing to test the Company's biocomposite offerings – generating much useful information that informed the Company's research and development. However, none chose to purchase in 2023.

In the US, the Company adopted a "vertical supply chain" approach around select object categories that benefit from using biocomposite material. The approach requires aligning partners spanning the object sellers, object manufacturers, material suppliers, material manufacturers, and fiber suppliers. While a very promising approach that suggests very significant opportunity for the Company's material, assembling these supply chains and adjusting the Company's offering for the use case results in greater cost prior to realizing revenue.

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These factors resulted in expenses being higher than projected in 2023 while revenue was lower. Significant investment in 1H2023 blunted the impact of the higher expenses. However, the Company was not able to raise similar investment in 2H2023, resulting in a significant operating loss and drain on Company assets. Several institutional investors have expressed interest in committing funds once repeated revenue occurs.

In 2024, the Company's principal focus continues on the vertical supply chains. The first chain is ready pending validation of a biocomposite formulation. Testing of this formulation is expected to start in February and continue for 2-3 months. The Company anticipates a purchase order for up to 3 million pounds in 2024 based on a signed letter of intent.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

With sales beginning in July 2024, Applied Bioplastics projects the following target metrics:

Initial ongoing direct revenue	2H 2024
Initial licensing revenue	2H 2024
Positive net income	2H 2024
Positive cumulative income	1H 2025

These projections are highly dependent upon how quickly sales grow, especially in 2024 and 2025.

Is the Company's viability dependent on the Offering?

The Offering provided critical funds that enabled the Company to continue its business development and R&D activities in the absence of anticipated revenue in 2023.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

See Appendix 2.

I, Colin Ardern, certify that:

(1) the financial statements of Applied Bioplastics Corp included in this Form are true and complete in all material respects; and

(2) the tax return information of Applied Bioplastics Corp included in this Form reflects accurately the information reported on the tax return for Applied Bioplastics Cord filed for the fiscal year ended December 31, 2022.

DocuSigned by:

5A4531728EAB4FB...

Colin Ardern
President and COO

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

All questions were answered "No".

Other Material Information [31]

The Company has no other material information to provide.

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

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Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

dc-1132710

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

Balance Sheet

	Jan - Dec 2019	Jan - Dec 2020	Jan - Dec 2021	Jan - Dec 2022	Jan - Dec 2023	Jan - Mar, 2024
ASSETS						
Current Assets						
Bank Accounts						
1010 Morgan Stanley	32,460.81	49,518.61	177,549.41	95,880.50	22,607.79	84,849.45
1011 Chase		0.00	0.00	0.00	3,293.45	3,293.45
1012 Savings		0.00	0.00	0.00	0.00	0.00
1020 Regions		4,359.47	2,607.69	2,732.17	2,720.17	2,720.17
1030 Brex Cash	0.00	0.00	11,138.44	5,104.30	22,981.80	12,874.35
1090 City Bank BD	4,454.12	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	$36,914.93	$53,878.08	$191,295.54	$103,716.97	$51,603.21	$103,737.42
Accounts Receivable						
1200 Accounts Receivable		0.00	5,500.00	7,871.25	141.60	0.00
Total Accounts Receivable	$0.00	$0.00	$5,500.00	$7,871.25	$141.60	$0.00
Other Current Assets						
1400 Prepaid Expenses		0.00	1,405.90	2,078.76	2,419.85	1,613.24
1420 Uncategorized Asset	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	$0.00	$0.00	$1,405.90	$2,078.76	$2,419.85	$1,613.24
Total Current Assets	$36,914.93	$53,878.08	$198,201.44	$113,666.98	$54,164.66	$105,350.66
Fixed Assets						
1510 Computers & Equipment		0.00	0.00	0.00	3,679.41	3,679.41
1515 Accumulated Depreciation		0.00	0.00	0.00	-715.47	-1,022.10
Total 1510 Computers & Equipment	$0.00	$0.00	$0.00	$0.00	$2,963.94	$2,657.31

Total Fixed Assets	$0.00	$0.00	$0.00	$0.00	$2,963.94	$2,657.31
Other Assets						
1600 Security Deposits		0.00	0.00	0.00	6,999.00	6,999.00
2240 Investment in Applied Bioplastics Ltd		84,000.00	238,285.29	304,175.29	372,175.29	381,711.26
Total Other Assets	$0.00	$84,000.00	$238,285.29	$304,175.29	$379,174.29	$388,710.26
TOTAL ASSETS	$36,914.93	$137,878.08	$436,486.73	$417,842.27	$436,302.89	$496,718.23
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 Accounts Payable		0.00	0.00	0.00	0.00	0.00
Total Accounts Payable	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Credit Cards						
2010 Brex Card		0.00	1,626.14	3,444.24	1,875.38	6,839.14
2015 Amex		0.00	0.00	0.00	31,215.13	30,087.09
Total Credit Cards	$0.00	$0.00	$1,626.14	$3,444.24	$33,090.51	$36,926.23
Other Current Liabilities						
2020 Accrued Expenses		0.00	0.00	0.00	0.00	0.00
2035 Accrued Payroll Benefits		0.00	0.00	0.00	7.47	0.00
2040 Accrued Payroll Wages		0.00	0.00	0.00	3,775.82	447.92
2045 Accrued Payroll Taxes		0.00	0.00	0.00	501.73	56.61
2050 Payroll Clearing		0.00	0.00	0.00	0.00	0.00
2060 Out Of Scope Agency Payable		0.00	0.00	0.00	0.00	0.00
2070 Texas State Comptroller Payable		0.00	790.42	0.00	0.00	0.00
Total Other Current Liabilities	$0.00	$0.00	$790.42	$0.00	$4,285.02	$504.53
Total Current Liabilities	$0.00	$0.00	$2,416.56	$3,444.24	$37,375.53	$37,430.76
Long-Term Liabilities						
2100 Note Payable	30,714.56	87,801.56	87,801.56	87,801.56	0.00	0.00
2200 Accrued Interest		1,692.47	6,067.91	10,457.99	0.00	0.00

Total 2100 Note Payable	$30,714.56	$89,494.03	$93,869.47	$98,259.55	$0.00	$0.00
2250 Demand Notes		0.00	0.00	100,000.00	195,301.56	181,301.56
2255 Accrued Interest		0.00	0.00	16,160.27	36,640.87	38,962.58
Total 2250 Demand Notes	$0.00	$0.00	$0.00	$116,160.27	$231,942.43	$220,264.14
Total Long-Term Liabilities	$30,714.56	$89,494.03	$93,869.47	$214,419.82	$231,942.43	$220,264.14
Total Liabilities	$30,714.56	$89,494.03	$96,286.03	$217,864.06	$269,317.96	$257,694.90
Equity						
3020 Owner's Investment	82,006.98	99,836.30	-370,079.35	-345,079.35	86,785.22	86,785.22
3040 Class A Common Stock		1.07	2.20	2.20	4.54	4.54
3045 Class F Common Stock	80.02	163.30	80.02	80.02	83.28	83.28
3050 APIC	1,134.91	3,151.28	29,012.74	29,012.74	44,012.74	44,012.74
3080 Simple Agreement for Future Equity (SAFE)		100,000.00	1,047,500.00	1,584,688.76	2,082,188.76	2,276,018.76
3100 Retained Earnings		-77,021.54	-87,482.61	-366,314.91	-1,068,726.16	-2,046,089.61
Net Income	-77,021.54	-77,746.36	-278,832.30	-702,411.25	-977,363.45	-121,791.60
Total Equity	$6,200.37	$48,384.05	$340,200.70	$199,978.21	$166,984.93	$239,023.33
TOTAL LIABILITIES AND EQUITY	$36,914.93	$137,878.08	$436,486.73	$417,842.27	$436,302.89	$496,718.23

Income Statement

	Jan - Dec 2019	Jan - Dec 2020	Jan - Dec 2021	Jan - Dec 2022	Jan - Dec 2023	Jan - Mar, 2024	Total
Income							
4000 Sales			9,580.83	7,871.25	3,435.05		20,887.13
4030 Other Income		9,000.00			661.00		9,661.00
4060 Uncategorized Income		137.50					137.50
Total Income	$0.00	$9,137.50	$9,580.83	$7,871.25	$4,096.05	$0.00	$30,685.63
Cost of Goods Sold							
4500 Cost of Goods Sold				7,819.10	1,627.25		9,446.35
4510 Product COGS		1,322.69					1,322.69
Total 4500 Cost of Goods Sold	$0.00	$1,322.69	$0.00	$7,819.10	$1,627.25	$0.00	$10,769.04
Total Cost of Goods Sold	$0.00	$1,322.69	$0.00	$7,819.10	$1,627.25	$0.00	$10,769.04
Gross Profit	$0.00	$7,814.81	$9,580.83	$52.15	$2,468.80	$0.00	$19,916.59
Expenses							
5100 Sales Expenses							0.00
5130 Outside Consultants					3,612.50		3,612.50
5160 Sales Materials		25.00					25.00
Total 5100 Sales Expenses	$0.00	$25.00	$0.00	$0.00	$3,612.50	$0.00	$3,637.50
5200 Marketing Expenses		681.25					681.25
5210 Advertising				490.67	6,265.00		6,755.67
5230 Website		346.47		120.00			466.47
5240 Creative & Design	436.50	232.71	88.99	3,274.00			4,032.20
5250 Promotion	810.14			850.05	25,313.39	974.26	27,947.84
5260 Tradeshows			100.00	975.41	166.00		1,241.41
5280 Marketing Materials		119.12		778.08	350.00		1,247.20
5290 Marketing Samples	355.24	595.59					950.83
Total 5200 Marketing Expenses	$1,601.88	$1,975.14	$188.99	$6,488.21	$32,094.39	$974.26	$43,322.87

5300 General & Administrative							0.00
5390 Bad Debt Expense			4,871.25			141.60	5,012.85
5400 Payroll Expenses				0.00			0.00
5410 Wages		34,873.05	122,814.14	403,075.04	450,469.81	7,478.09	1,018,710.13
5420 Bonuses		3,453.13					3,453.13
5430 Benefits			20,961.12	11,705.12	2,808.30	7.94	35,482.48
5440 Payroll Taxes		120.86	8,929.54	30,757.08	37,755.36	974.24	78,537.08
5450 Payroll Fees			637.16	22.68	3,350.50	590.00	4,600.34
5460 Reimbursable Expenses	5,004.11	1,763.50		276.20			7,043.81
Total 5400 Payroll Expenses	$5,004.11	$40,210.54	$153,341.96	$445,836.12	$494,383.97	$9,050.27	$1,147,826.97
5500 Occupancy							0.00
5510 Rent Expense		7,069.68					7,069.68
5540 Repairs & Maintenance	5,000.00	4,259.32					9,259.32
Total 5500 Occupancy	$5,000.00	$11,329.00	$0.00	$0.00	$0.00	$0.00	$16,329.00
5600 Professional Services							0.00
5610 Accounting & Finance	1,913.03	976.25	5,625.00	22,028.70	11,275.00	7,375.00	49,192.98
5620 Legal		12,412.94	1,235.90	39,509.76	52,023.73	14,462.68	119,645.01
5630 R&D Consulting			4,500.00		990.00	1,000.00	6,490.00
5640 Tax			16.80				16.80
5650 Other Outside Consultants	34,130.00	56,383.84	47,032.12	58,638.87	130,284.60	28,630.32	355,099.75
Total 5600 Professional Services	$36,043.03	$69,773.03	$58,409.82	$120,177.33	$194,573.33	$51,468.00	$530,444.54
5700 HR							0.00
5710 Recruiting Expenses				15,500.00			15,500.00
5730 Local Meals/ Team Events	970.30	582.09			21.70		1,574.09
Total 5700 HR	$970.30	$582.09	$0.00	$15,500.00	$21.70	$0.00	$17,074.09
5800 Travel	7,993.75						7,993.75

43

5810 Airfare	312.45		644.87	3,726.91	9,909.42	845.38	15,439.03
5820 Lodging	781.95		1,605.42	3,929.30	18,575.95	880.24	25,772.86
5830 Ground Transportation	611.14	288.45	1,470.28	723.50	6,996.94	311.22	10,401.53
5840 Meals & Entertainment	2,250.01	15.61	1,006.98	2,209.64	37,279.00	1,008.07	43,769.31
Total 5800 Travel	$11,949.30	$304.06	$4,727.55	$10,589.35	$72,761.31	$3,044.91	$103,376.48
5900 Other G&A							0.00
5910 Dues & Subscriptions	1,835.38	5,623.11	19,802.34	26,532.60	21,316.49	4,019.53	79,129.45
5920 Office Supplies	1,316.07	2,894.89	2,160.68	2,642.06	1,351.53	225.99	10,591.22
5930 Insurance				1,813.65	4,053.98	1,510.82	7,378.45
5940 Shipping & Freight		84.00	394.26	3,442.86	3,597.87	928.62	8,447.61
5950 Equipment	1,148.00	1,207.54		874.72			3,230.26
5960 Application Fees			11,561.85	25.00			11,586.85
5970 Auto Expenses					276.93		276.93
5975 Licenses & Permits				209.18	250.00		459.18
5980 Taxes & Licenses		659.00	1,488.70	1,879.57	-216.34	1,240.00	5,050.93
5990 Bank Charges & Fees	563.89	3,233.85	2,117.42	488.62	705.35	25.68	7,134.81
Total 5900 Other G&A	$4,863.34	$13,702.39	$37,525.25	$37,908.26	$31,335.81	$7,950.64	$133,285.69
Total 5300 General & Administrative	$63,830.08	$135,901.11	$258,875.83	$630,011.06	$793,076.12	$71,655.42	$1,953,349.62
6000 Operations							0.00
6040 Research & Development	10,450.00	3,236.86		45,425.00	134,424.01	45,919.25	239,455.12
Total 6000 Operations	$10,450.00	$3,236.86	$0.00	$45,425.00	$134,424.01	$45,919.25	$239,455.12
6998 CC a/c					7,257.09		7,257.09
7000 Sales Tax Paid					268.19		268.19
7230 Depreciation					715.47	306.63	1,022.10
Total Expenses	$75,881.96	$141,138.11	$259,064.82	$681,924.27	$971,447.77	$118,855.56	$2,248,312.49

Net Operating Income	-$75,881.96	-$133,323.30	-$249,483.99	-$681,872.12	-$968,978.97	-$118,855.56	-$2,228,395.90
Other Income							
7110 Rewards		10.00					10.00
7120 Interest Income	2.44	1.33	7.13	11.22	1,553.54	0.63	1,576.29
7130 Dividend Income					219.15		219.15
Total Other Income	$2.44	$11.33	$7.13	$11.22	$1,772.69	$0.63	$1,805.44
Other Expenses							
7210 Interest Expense	-4.80	1,688.16	4,375.44	20,550.35	10,157.17	2,936.67	39,702.99
7260 SBC Expense	1,134.91	881.46	24,980.00				26,996.37
7370 Reconciliation Discrepancies	11.91	-58,135.23					-58,123.32
Total Other Expenses	$1,142.02	-$55,565.61	$29,355.44	$20,550.35	$10,157.17	$2,936.67	$8,576.04
Net Other Income	-$1,139.58	$55,576.94	-$29,348.31	-$20,539.13	-$8,384.48	-$2,936.04	-$6,770.60
Net Income	-$77,021.54	-$77,746.36	-$278,832.30	-$702,411.25	-$977,363.45	-$121,791.60	-$2,235,166.50

2022 Tax Return Information

Total Income	Taxable Income	Total Tax
$63	$-689,414	$0

The above information is provided from the Company's most recently filed tax returns in 2022. We intend to file our 2023 return by the extended deadline.

Notes to Financial Statements

NATURE OF OPERATIONS

Applied Bioplastics Corp. was incorporated on June 13, 2019, in the state of Delaware. The financial statements of Applied Bioplastics Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas. We decarbonize durable plastics by using plant fibers to reduce petrochemicals used in multiple classes of polymer and composite materials. Our materials achieve price parity with the material it replaces while also matching the mechanical properties and processing requirements. The company has two products ready to market: a pelletized bio-thermoplastic feedstock and a bio-thermoset resin building material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Appendix 3 – Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Applied Bioplastics Corp.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), Applied Bioplastics Corp, a Delaware Corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $20,000,000. The "**Discount Rate**" is 85%.

See **Section 2** for certain additional defined terms.

1. Events

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Equity Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred Equity Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Equity Interests.
The Investor's right to receive its Conversion Amount is (A) on par with payments for Equity Interests and other Safes who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Equity Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):
● Includes all shares of the Company's Common Stock and Preferred Stock issued and outstanding;
● Includes all Converting Securities;
● Includes all (i) issued and outstanding Options and (ii) Promised Options; and
● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Equity Interests.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's directors or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Equity Interests sold to investors paying cash in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Equity Interests, the amount of such dividend that is paid per Equity Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):
- Includes all Equity Interests issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation Equity Interests) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share of equity interest equal to the fair market value of the Equity Interests at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those
(i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission. "**Securities Act**" means the Securities Act

of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   Company Representations

(a)   The Company is a corporation duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c)   The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)　　No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4.　　*Investor Representations*

(a)　　The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b)　　The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c)　　The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d)　　Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e)　　All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f)　　Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g)　　Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5.　　*Miscellaneous*

(a)　　Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)　　Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)　　The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equity holder or rights to vote for the election of directors or on any matter submitted to Company equity holders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding Equity Interests (that is not payable in Equity Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in Texas and agree that venue shall lie exclusively in Travis County, Texas.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*): _____ Print

Name: _____ Purchase

Amount (i.e. Subscribed Securities) $_

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

[Subscription Agreement -- Investor Signature Page]

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

Applied Bioplastics Corp.

By: _____

Print Name: **Colin Ardern**

Title: **President & COO**

Issuance Date: _____

[Subscription Agreement -- <u>Company Signature Page</u>]

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database. Type in

Applied Bioplastics Corp. in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a)   there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b)   such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 – Offering Page

  


❮ Back to Manage Offers SHARE



Applied Bioplastics

Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$10K

Target Offering Amount

$124K

Maximum Offering Amount



$27.6K

COMMITTED

27.6%

INVEST

   

| OVERVIEW | TERMS & FINANCIALS | FAQS | DOCUMENTS | VIDEO |

Terms

Need Help?


Applied Bioplastics delivers lower-carbon durable plastics at price and *performance parity with traditional plastics while reducing emissions by 20-40%.*

Applied Bioplastics - Decarbonizing plastic



Highlights

investor in this endeavor.

- Multiple paid pilots have proven the usefulness and suitability of our products.

- Our first agreement signed with a producer / distributor to secure production capacity and access established buyers was signed in Q4 2022, and first revenue is expected in Q1 2023.

- Minimum investment of $1,000, with incremental amounts of $1,000 thereafter, through a SAFE. (See Terms & Financials tab for full details)

- We have already opened conversations with over 30 household brands who are excited about using our material to help them reach their corporate climate action goals.

- Applied Bioplastics has a leadership team of disrupters with the skills to change an entrenched industry. We have 150 years of experience in plastic, 56 years in business, and 43 years of sales experience.

- Besides manufacturing lower-carbon durable plastics, we have a robust R&D team developing new and better biocomposites as well as a humanitarian operation using our technology to produce building material for temporary housing for refugees.

- Nearly $1.2M raised previously that has enabled initial discussions with 35 buyers, ranging from Fortune 10 brands to major petrochemical manufacturers to individual fabricators in India and the US.

Spread the Word!






"We are so excited to make an immediate difference in the carbon been more urgent for us to fight climate change and we are taking action now to be part of the solution"

- Alex Blum, President & COO, Applied Bioplastics

sustainable alternative currently available in the market. Applied Bioplastics is commercializing low cost, cellulose based biopolymers as a substitute for standard plastic. Our products are differentiated in that we're approaching the durable plastic market rather than single-use, which already has multiple potential solutions underway. Our feedstocks are less expensive than traditional plastic, and are made and used in the same capital equipment utilized by the entire plastics industry– which means there should be no barriers to massive adoption. We have a licensing scheme that will enable the giants of the industry to easily adopt our materials while increasing their net margins and producing a more sustainable end product. We are able to source our biomaterials from anywhere in the world, shortening supply chains and further improving sustainability. Lastly, we are not dependent on any single source of cellulose, which substantially de-risks our offering compared to other bioplastics providers.

We are raising up to $1.235 million to provide ample resources to introduce our material and secure our second round of sales and scale production. This documented demand enables our growth phase where we start capturing noticeable market share of the polypropylene market (valued at over $75B in 2020*).

*International Energy Agency, 2020. https://www.iea.org/data-and-statistics/charts/production-of-key-thermoplastics-1980-2050

The Impact

blend of plant fiber and plastic can reduce the carbon footprint of the final material by over 40 percent, which is about 0.5 kg CO_2 per 1 kg of polypropylene (Scope 1 relative to the brand manufacturer). The product is scalable because it can blend with existing polymer production, specifically polypropylene.



Upside Potential
Through our investment in R&D, we anticipate achieving an 80% CO_2 footprint reduction through the use of other plant fibers and recycled/bio-based polymer resins.

Community Benefit
Our thermoplastic product is beneficial to farmers by providing them with multiple revenue streams: we not only purchase their non-food crops (e.g. jute, hemp), we can also purchase their waste fiber for use in our process. The feedstock cultivation also improves soil quality so that other crops can be rotated with better yields. Our thermoset roofing product provides dignified housing to low income populations and lowers the tension between refugees and the host



communities by purchasing local plant fiber and employing local labor to produce the roofing and siding material.

Humanitarian Application
Applied Bioplastics' technology has many target markets and commercial applications, but we started with positive impact in mind. One of our first and most active applications is in the humanitarian sector, where we currently provide structural and siding materials to construct safe and durable housing for refugees in Bangladesh, in partnership with major NGOs.

Applied Bioplastics Corp is a Delaware C corporation formed in June 2019. We are headquartered in Austin, TX with employees and advisors across the US, India, and Bangladesh. We have subsidiaries in Bangladesh and India to support those operations. Our website is www.appliedbioplastics.com

The core technology has been under development since 2005 and was transferred to Applied Bioplastics in 2019. The company has since refined and expanded the technology to address the largest segment of the plastics market: polypropylene. Through sustained research, the techniques and formulations used to produce our products have been tuned to achieve our objectives of matching traditional durable plastic in terms of mechanical properties, price, and cost to adopt while delivering significant reduction in carbon footprint.

In 2021 and 2022, products based on this technology have been successfully trialed by large and small consumers of polypropylene and thus proving product-market fit. The company has also established a supply chain in India to produce our products at scale (several hundred metric tons per month) and is identifying a similar supply chain in the US.

Why Invest?

the early supporters who help us introduce our product and create that documented demand. We have a tested product and our first production order, and we are ready to grow now.

From a financial reward perspective, your investment via a SAFE note reserves equity in a company poised to be an important force in the decarbonization of plastics. You can benefit from our success by investing now.

In the larger view, you would not be considering an investment in Applied Bioplastics if you did not care about the future of our planet. We know that we cannot continue emitting carbon dioxide and other greenhouse gasses at current levels into the environment and expect the environment to not change.

None of us want to give up on the standard of living that plastics has enabled, but at the same time, can you imagine eliminating enough plastic to actually change the trajectory of the environmental disaster that we are on?

Applied Bioplastics' proven technology significantly reduces the amount of greenhouse gases in a pervasive material critical to our way of life. With your support, we can act faster and have a bigger impact sooner.

Market & Strategy

Our refugee housing initiative is partnered with major NGOs in Bangladesh to

using building material created locally with our technology.

Target Market

Our approach is to select sector leaders who have made significant public climate action commitments. We will leverage success with those leaders ("flagship customers") to generate momentum among others in the sector.

Competitive Advantage

While many companies are developing biomaterials, most are focused on short-lived plastics such as films, bottles, or dinnerware/cutlery. There are about 16 companies that are producing polypropylene or ABS with some amount of natural fiber. Where pricing is available, these materials are 50-100 times more expensive than conventional durable plastics. These companies also have not demonstrated the ability to deliver at scale.

Applied Bioplastics is producing a plant-based additive that can be blended with polypropylene (and in the future, other polymers) that is cheaper than the polypropylene it is being blended into. The cost of the blend is comparable to conventional polypropylene with similar properties as the polypropylene it is blended into. We have developed a toolkit of production techniques ranging from fiber treatment to feeding and processing that allow rapid scaling to address the large market opportunity that our material targets.

Press

Category Winner at Energy Transition Venture Day at CERAWeek 2022

Aimforthemoon°

Interview with Aimforthemoon Corporate Innovation Studio



Rice OTC Venture Pitch Day Winner



SXSW Pitch 2021 Winner

Team


  


Alex Blum

Chief Executive Officer

Highly successful enterprise sales professional, documentary maker, policy advocate.

https://www.linkedin.com/in/alexappliedbio/



Colin Ardern

President & Chief Operations Officer

Educated in Finance, experienced in delivering multi-million dollar software implementations.
https://www.linkedin.com/in/colin-ardern/

  

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

Ron Martin

Chief Strategy Officer



Abhishek Ambekar

Principal Technical Advisor

Industry expert in biopolymers, experienced with production commissioning in plant-based plastics

https://www.linkedin.com/in/abhishek-ambekar-61aaa73/

  
CANNOT LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment.

Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the

U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


  
The Company's growth depends in part on its ability to attract new customers and acquire additional customers, as well as to increase sales of additional solutions to existing customers. The rate at which new and existing customers purchase solutions depends on a number of factors, including customers' perceived need for our technology and solutions, general economic conditions, and the Company's ability to compete effectively with its competitors. The Company may also be forced to engage in sophisticated and costly marketing efforts, which may not result in additional sales. The durable plastics industry is notoriously slow to change due to the lack of compelling alternatives that support or improve the economics of the business. There is a risk that the Company will not acquire customers quickly enough to support the growth assumptions in the financial projections included in this offering. This would cause higher costs and may necessitate additional investment to achieve growth over a longer period of time, and may adversely affect the Company's business, operating results and financial condition.

Dispersed Customers

Applied Bioplastics Corp. uses a distributed manufacturing model to minimize the CO_2 emissions of its production process. It seeks to locate plant fiber treatment relatively close to where the plant fiber is grown yet also close to where the plant fiber is blended (compounded) into thermoplastic. The economics of this model depend upon a sufficient nexus of customer demand. If customers are dispersed widely with low demanded volume, the Company would be forced to fulfill orders across longer distances, narrowing the unit margin of the product as well as increasing its CO_2 footprint. The risk is that these impacts are so severe that the Company must decline sales.

Competition

There is the threat of competition, as it is possible that other biobased material companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

Feedstock Volatility

Applied Bioplastics requires petrochemicals and plant fiber to blend its products. Both are subject to market forces that affect price and availability. There is a risk that these supplies are not available or are very costly when and where needed, which would impact the Company's ability to deliver and thus reduce its reputation with buyers.

The Company manufacturing facilities is planned to be international. Specifically, India and Bangladesh. Geopolitical risk, forgeign currency exchange rates, among other items may increase the risk of delays in production.

Production


vendors' availability is beyond the Company's control. Building facilities to move some of the production in-house takes several months and must be justified by sufficient demand. The risk is that rapid increases in demand drive narrower than expected margins due to higher reliance on vendors than the Company would prefer. This would lower the growth rates assumed in the Company's projections.

Financial

Availability of Project Financing / Leasing for Facility Construction

The Company's business plan includes the construction of facilities for treating plant fiber. The costs of each facility is amortized into the cost of goods and services for the treated plant fiber. This is predicated on the use of project financing and/or leasing to support the amortization of capital expense. The risk is that such financing or leasing is not available at sufficiently attractive costs, requiring that the building of such facilities be delayed until sufficient profit (or additional investment) is available. This would lower the growth rates reflected in the Company's projections.

Availability of Affordable Accounts Receivable Factoring Lending

The Company's projections anticipate net 60 day payments on invoices. As the volume of sales increases, the size of Accounts Receivable grows quickly. The Company expects to use factoring lending to manage the Accounts Receivable balance. There is a risk that the Company cannot arrange affordable factoring lending which would impact the ability of the Company to service additional growth. Profits can be redirected to offset this impact somewhat. The overall impact would be slower growth than shown in the Company's projections.

History of Losses

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

Regulatory

Manufacturing Regulations

Over time, the Company will be deploying manufacturing facilities to prepare and treat plant fiber while lowering unit costs for its feedstock. These small industrial facilities will be subject to local, state, and country regulations and permitting. While the Company tries to



Tax Regulations

The Company has not assumed any tax incentives in its plan. It does not rely on carbon credits to achieve market advantage. However, competition may use such incentives to gain advantage. The risk is that the Company loses (or does not secure) market share until it can match the tax behavior of its competition.

Legal

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative, and investing in a SAFE is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Limited operating history

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2019 has limited operational history. The Company has not secured its first purchase order for production use of its products yet. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Nascent Industry

The biocomposites industry has not matured There is also limited proof of the business


Investment in Personnel

The Investment in a SAFE is also an investment in the founders or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Each of Colin Ardern and Alex Blum, directors of the Company, hold substantial equity interests in the Company and their interests may be different from those of the Investors.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense. The Company competes with many larger and better funded organizations both inside and outside of its industry for skilled personnel, and the Company may be unable to compete with the compensation and other benefits that these organizations offer to attract candidates and retain existing personnel.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. Any additional funds raised may provide for rights, preferences or privileges senior to the SAFE. In addition, the terms could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

Investment is not a Diversified Investment

The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

  
you cannot expect one to develop. An Investor may have to locate an interested buyer if such Investor does seek to resell a SAFE and must obtain Company written approval.

Cancellation restrictions
Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure
The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud
As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of SAFEsWill Limit the Ability of Purchasers to Transfer their Interests
SAFEs offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the SAFEs may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available.

No Public Market
There is no public market for, and the investor may be unable to sell, the SAFEs. The Company's offer and sale of theSAFEs will not be registered under the Securities Act or under any state securities laws. No transfer of the SAFEs may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Those costs


Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice
No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"
If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

SAFE Risks

Indefinite or delayed conversion
The SAFE will convert to equity if the company raises an equity financing, dissolves, or conducts a liquidity event, initial public offering, or direct listing. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a liquidity event, initial public offering or direct listing occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

No Voting Rights

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time.

Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand.

Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs, may be significantly diluted as a

  
uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely. As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, , the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs, and such price has been set arbitrarily. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments.

Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

There is no public market for, and the investor may be unable to sell, the SAFEs, and if converted the equity interests.

No Public Market; Transfer or Sales Limitations

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors.

Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment.

Learn more in our education section.

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Applied Bioplastics

Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$10K Target Offering Amount

$124K Maximum Offering Amount

$27.6 K COMMITTED

27.6K

INVEST

OVERVIEW | TERMS & FINANCIALS | FAQS | DOCUMENTS | VID

Terms

Need Help?

Security Type: Equity

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(Learn more about SAFEs here)

Minimum Investment Amount: $200

Investment Increments: $200

Target Offering Amount: $100,000

Maximum Offering Amount: $1,235,000

Conversion Terms: Post-Money Valuation Cap of $20,000,000 or Discount Rate of 85%

For full terms and conditions, please see the Form C.

Use of Proceeds

The planned use of raised proceeds includes product introduction operations, including samples production and marketing expenses to facilitate further fundraising.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**10,000**	**100%**	**124,000**	**100%**
Less: Raise Green Service Fees	700	7%	8,680	7%
Less: Raise Green Amendment Fee	2,000	20%	2,000	1.6%
Net Proceeds	**7,300**	**73%**	**113,320**	**91.4%**
Less: Payroll and New Hires	1,875	18.75%	40,920	33%
Less: Research & Development	3,500	35%	29,760	24%
Less: Marketing and Sales	1,275	12.75%	14,880	12%
Less: Other General & Administrative	650	6.5%	27,760	22.4%
Total Use of Net Proceeds	**7,300**	**73%**	**113,320**	**91.4%**

Raise Green



How will the company make money and generate investor returns?

The company plans to make money selling products using its proprietary technology. This potential offering is of a Simple Agreement for Future Equity (SAFE) from the company. A SAFE is an agreement to provide you a future equity stake based on the amount you invested, if—and only if—a triggering event occurs, such as an additional round of financing or the sale of the company.

What domain expertise does the team have?

Our team of 20 includes 5 PhDs specializing in various aspects of polymers and biocomposites. We have gathered an advisory board of experienced manufacturers and thought leaders to guide us on this journey.

How is this different from recycling?

Recycling single-use plastics is an important but insufficient initiative. Close to 2/3 of all plastics are durable, used for years or decades. They are typically not recycled but discarded. We make these durable plastics more sustainable both during their use and after they are discarded. Through our research and partnerships, we are advocating for better disposal of durable plastics to further improve their sustainability.

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Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors.

Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment.

Learn more in our education section.

Need Help?




Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors.

Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment.

Learn more in our education section.

Need Help?

 **Raise Green**  3

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much

you could earn from your investment. Learn more in our education section.

Need Help?

Raise Green

‹ Back to Offers

Decarbonizing durable plastics using Plant Fibers

Target Interest Amount

Indication of Interest - Applied Bioplastics SAFE

$250K

COMMITTED

$223K

89.2%

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A



performance parity with traditional plastics while reducing emissions by 20-40%.

The Company is taking indications of interest in a potential offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed through Raise Green. No investment or obligation is required to indicate your interest. Those who indicate interest receive notification if an offering goes live!

Applied Bioplastics - Decarbonizing plastic



Highlights



opportunity to seize your legacy as a climate activist by being an early investor in this endeavor.

- Minimum investment of $1,000, with incremental amounts of $1,000 thereafter.

- We have already opened conversations with over 30 household brands who are excited about using our material to help them reach their corporate climate action goals.

- Applied Bioplastics has a leadership team of disrupters with the skills to change an entrenched industry.

- Besides manufacturing lower-carbon durable plastics, we have a robust R&D operation developing additional and better biocomposites as well as a humanitarian operation using our technology to produce building material for temporary housing for refugees.

Spread the Word!

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"We are so excited to make an immediate difference in the carbon footprint of durable plastics with our drop-in replacement. It's never been more urgent for us to fight climate change and we are taking action now to be part of the solution"

- Colin Ardern, President & COO, Applied Bioplastics

The Opportunity

Polypropylene dominates plastics production, and there is no sustainable

alternative. Applied Bioplastics is commercializing low-cost, cellulose-based

biopolymers as a substitute for standard plastic.

We are raising up to $2.7 million to provide ample resources to introduce our
material and secure written letters of interest. This documented demand enables
our growth phase where we start capturing noticeable market share of the
polypropylene market (valued at over $75B in 2020*).

*International Energy Agency, 2020. https://www.iea.org/data-and-statistics/charts/production-of-key-

thermoplastics-1980-2050

The Impact



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Our blend of plant fiber and plastic can reduce the carbon footprint of the final material by over 40 percent, or about 0.5 kg CO2 per 1 kg of polypropylene (Scope 1 relative to the brand manufacturer). The product is scalable because it can blend with existing polymer production, specifically polypropylene.

Upside Potential
Through our investment in R&D we anticipate achieving 80% CO2 footprint reduction through the use of other plant fibers and recycled and/or bio-based polymer resins. The product was reviewed by faculty at the University of Texas and Michigan State.

Community Benefit
Our plant material feedstock generates positive local economic impact for farmers. Applied Bioplastics purchases raw materials at Fair Trade pricing and provides opportunities for waste fiber (e.g. Jute, Hemp) and non-food crops, which provides farmers additional revenue streams. The feedstock cultivation also improves soil quality so that other crops can be rotated with better yields.

Humanitarian Application
Applied Bioplastics' technology has many target markets and commercial applications, but we've started from the beginning with positive impact in mind: One of our first and most active applications is in the humanitarian sector, where we currently provide structural and siding materials used to construct safe and durable housing for refugees in Bangladesh, in partnership with major NGOs.

The Company



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are headquartered in Austin, TX with employees and advisors across the US, India, and Bangladesh. We have subsidiaries in Bangladesh and India to support those operations. Our website is www.appliedbioplastics.com

Why Invest?

You can tip Applied Bioplastics to success by investing right now. Many investors are eager to jump in once demand is proven, but you can be among the early supporters who help us introduce our product and create that documented demand.

Market & Strategy

 **Raise Green**

Our refugee housing initiative is partnered with major NGOs in Bangladesh to provide improved shelters for refugees (as opposed to tarps and bamboo sticks) using building material created locally with our technology.

Target Market

Our approach is to select sector leaders who have made significant public climate action commitments. We will leverage success with those leaders ("flagship customers") to generate momentum among others in the sector.

Competitive Advantage

While many companies are developing biomaterials, most are focused on short-lived plastics such as films or bottles or dinnerware/cutlery. There are about 16 companies that are producing polypropylene or ABS with some amount of natural fiber. Where pricing is available, these materials are 50-100 times more expensive than conventional durable plastics. These companies also have not demonstrated the ability to deliver at scale.

Applied Bioplastics is producing a plant-based additive that can be blended with polypropylene (and in the future, other polymers) that is cheaper than the polypropylene it is being blended into. The cost of the blend is comparable to conventional polypropylene with similar properties as the polypropylene it is blended into. We have production techniques that allow rapid, massive scaling to address the very large market opportunity that our material targets.

Press



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by **S&P Global**

Category winner at Energy Transition Venture Day at CERAWeek 2022

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Interview with Aimforthemoon Corporate Innovation Studio



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Team



Colin Ardern

President & COO

Educated in Finance, experienced in delivering multi-million dollar software implementations. https://www.linkedin.com/in/colin-ardern/



Alex Blum

CEO

Highly successful enterprise sales professional, documentary maker, policy advocate.

https://www.linkedin.com/in/alexappliedbio/







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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member

under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy.



Information provided by Raise Green support is educational in nature

recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Decarbonizing durable plastics using Plant Fibers

Indication of Interest - Applied Bioplastics SAFE

Target Interest Amount

$250K

COMMITTED

$223K

89.2%

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A

Terms

Security Type:	Equity - SAFE
Minimum Investment Amount:	$1,000
Investment Increments:	$1,000
Target Offering Amount:	$250,000
Maximum Offering Amount:	$2,700,000

The planned use of raised proceeds includes product introduction operations, including samples production, and marketing expenses to facilitate further fundraising.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	250,000	100%	2,700,000	100%
Less: Raise Green Service Fees	12,500	5%	135,000	5%
Net Proceeds	237,500	95%	2,565,000	95%
Less: Payroll	50,000	20%	1,350,000	50%
Less: Research & Development	35,000	14%	436,000	16%
Less: Marketing and Sales	100,000	40%	236,000	9%
Less: Other General & Administrative	52,500	21%	543,000	20%
Total Use of Net Proceeds	237,500	95%	2,565,000	95%

Table 1. Use of Proceeds.

Financial Projections

Our financial plan anticipates long customer trials followed by rapid scaling once customers commit to using our material. Quicker adoption by customers would shift revenue earlier and generate much greater revenue by 2026.

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Revenue		$ -	$ -	$ -	$17,700	$28,900	$105,300
	Income	$ -	$ -	$ -	$70,093	$91,955	$283,696
	Cost of Goods Sold	$ -	$ -	$ -	$52,393	$63,055	$178,396
Expenses		$1,000	$1,600	$2,000	$4,300	$4,800	$4,800
	Payroll (Sales, R&D, Operations)	$529	$768	$1,187	$1,324	$1,620	$1,686

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(SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Raise Green

‹ Back to Offers

Decarbonizing durable plastics using Plant Fibers

Target Interest Amount

Indication of Interest - Applied Bioplastics SAFE

$250K

COMMITTED

$223K

89.2%

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A

How will the Company make money and generate investor returns?

The Company plans to make money selling products using its proprietary technology. This potential offering is of a Simple Agreement for Future Equity (SAFE) from the Company. A SAFE is an agreement to provide you a future equity stake based on the amount you invested, if—and only if—a triggering event occurs, such as an additional round of financing or the sale of the company.

Prior to opening a live securities offering, the Company would define these conditions and other terms of the offering for investor review.

What domain expertise does the team have?

Our team of 18 includes 5 PhDs specializing in various aspects of polymers and biocomposites. We have gathered an advisory board of experienced manufacturers and thought leaders to guide us on this journey.

How is this different from recycling?

Recycling single-use plastics is an important but insufficient initiative. Close to 2/3 of all plastics are durable, used for years or decades. They are typically not recycled but discarded. We make such durable plastics more sustainable both during their use and after they are discarded. Through our research and partnerships, we are advocating for better disposal of durable plastics to further improve their sustainability.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a







 **Raise Green**

‹ Back to Offers



Decarbonizing durable plastics using Plant Fibers

Target Interest Amount

Indication of Interest – Applied Bioplastics SAFE

$250K

COMMITTED

$223K

89.2%

SIGN IN TO EXPRESS INTEREST

OVERVIEW　　TERMS & FINANCIALS　　FAQS　　VIDEO　　UPDATES　　Q & A

December 12, 2022

As we work towards the inflection point of first recurring revenue, we are making a few leadership title changes : Colin's title has changed to President & COO, and Alex has stepped into the CEO role.

Leadership Title Changes at Applied Bioplastics!

Read More

November 9, 2022

Applied Bioplastics has reached some major milestones over the last few weeks:

Expansion in India and Positive U.S. Trial!

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September 23, 2022

Applied Bioplastics wins The Startup Tank Climate Tech Investor Pitch Show!

Applied Bioplastics won the August 29th, 2022 pitch competition on The Startup Tank Climate Tech Investor Pitch Show hosted by Matt Ward of 4Ward.VC. The Pitch is available on YouTube here.

Read More

July 20, 2022

Applied BioPlastics Wins StartEngine Pitch Competition!

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Read More

July 18, 2022

Funding Progress Indicator

Please note the Funding Progress Indicator on the Overview Page has been updated to reflect progress vs the Target Amount to better measure the offering's progression. If you have any questions, do not hesitate

to reach out to Raise Green.

June 8, 2022

Stay Tuned For Updates!

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is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Raise Green

‹ Back to Offers

Decarbonizing durable plastics using Plant Fibers

Target Interest Amount

Indication of Interest – Applied Bioplastics SAFE

$250K

COMMITTED

$223K

89.2%

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A

Andy Kerr

Question & Answers
What does the "SAFE" "Equity - SAFE" mean? For $1k, how many shares of the company would I get? What is the valuation of the company?

Raise Green Representative - Raise Green Inc ^&

Ron Martin, Applied Bioplastics' Chief Strategy Officer, has answered: "We are raising funds using an instrument called Simple Agreement for Equity (SAFE). It is a "a legally binding promise to allow an investor to purchase a specified number of shares for an agreed-upon price at some point in the future."
(https://www.contractscounsel.com/t/us/safe-note#toc--what-is-a-safe-note-) The agreement promises to convert the investment into company shares once a share price is established, subject to a discount rate and/or valuation cap. Startups use this instrument to avoid protracted discussions about valuation when valuation is difficult to assess. Should we proceed with the offering outlined in this project, we would offer a 15% discount or a $15m valuation cap to govern the conversion of investment to shares. This means that a $1k investment would turn into 0.0067% ownership of the company if the priced shares are based on a valuation higher than $15m. It the valuation is less than $15m, the $1k investment would convert to $1k/(valuation)/(1-15%). "

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 **Raise Green**

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Video Transcript:

https://www.youtube.com/watch?v=4k_M5yA9op4

At Applied Bioplastics we reduce the carbon footprint of durable plastic goods by combining normal plastics with biosourced cellulose fibers. Why? The carbon emissions associated with plastic production are a major problem. They currently account for about seven percent of all human emissions and growing. We're fixing this problem by using Earth's most abundant resource, cellulose. Earth produces 100 billion tons of cellulose per year. You may not know that cellulose is a polymer because it is different from other polymers in that it is hydrophilic. It likes water and nearly all other polymers are hydrophobic: they repel water. This key difference means that cellulose and other polymers don't work well together, until now. Using our proprietary technology, Applied Bioplastics is able to make the surface of cellulose fibers hydrophobic, which bonds much better with other polymers and allows us to produce a blend of plant fiber and plastic that can reduce the carbon footprint of the final material by over 40 percent. Our feedstock matches regular plastic on price and performance and does not require any equipment changes to adopt. It's compatible with post-consumer, post-industrial, and bio-based resins as well as standard resins. Our composites address the largest segment of plastics, durable plastic goods, a segment not yet solved by circular economy initiatives or biodegradable plastics. Unlike most alternative plastics we are able to use a wide variety of plant fiber from all over the world from intentionally farmed plants like jute and hemp to agricultural waste streams like sugar cane and corn husk and even to invasive plant species like kudzu and water hyacinth. We purchase and collect our non-food natural fiber at fair trade prices grown water eRciently on marginal land and help businesses and governments dispose of unwanted plant matter without composting or burning. Plastics laid the foundation for the world we live in. Our planes, trains and automobiles, toys, tools, and technology wouldn't be possible at a modern scale without them. Let's make those plastics better for the world together. The future of manufacturing is here and we hope you'll join us.